SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

Submission of Non-Consolidated Audit Report of Woori Bank

1. Date of Submission: March 18, 2008

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2007	FY 2006
Revenue	20,789	14,876
Operating Profit	2,338	2,122
Profit before Income Tax	2,376	2,149
Net Income	1,777	1,643

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2007	FY 2006
Total Assets	195,281	166,405
Total Liabilities	182,977	155,109
Total Shareholders’ Equity	12,304	11,296
Capital Stock	3,180	3,180
Shareholders’ Equity/ Capital Stock(%)	387.0	355.3

The above figures have not been approved by the shareholders of Woori Bank and remain subject to change.

Submission of Non-Consolidated Audit Report of Woori Finance Holdings Co., Ltd.

1. Date of Submission: March 19, 2008

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2007	FY 2006
Revenue	2,169	2,032
Operating Profit	2,027	1,893
Profit before Income Tax	2,031	2,029
Net Income	2,031	2,029

3. Key Financial Figures (Units: billions of KRW)

Item	FY 2007	FY 2006
Total Assets	15,281	13,794
Total Liabilities	2,129	1,860
Total Shareholders’ Equity	13,152	11,933
Capital Stock	4,030	4,030
Shareholders’ Equity/ Capital Stock(%)	326.35	296.10

The above figures have not been approved by the shareholders of Woori Financial Holdings Co., Ltd. and remain subject to change.

Participation in Capital Increase of Kwangju and Kyongnam Bank

The board of directors of Woori Finance Holdings Co., Ltd. (“Woori”) passed a resolution to participate in the anticipated capital increase of Kwangju Bank and Kyongnam Bank, both subsidiaries of Woori.

Key Details of Participation in Capital Increase

1. Expected Capital Injection Amount by Woori

•	Kwangju Bank: an amount not to exceed KRW 80 billion.

•	Kyongnam Bank: an amount not to exceed KRW 100 billion.

•	In the event that there are shares unallocated in the rights offering for such capital increase, all such unallocated shares may be purchased by Woori.

2. Purpose

•

To assist Kwangju Bank and Kyongnam Bank in their capital increase to strengthen their regional competitiveness, increase their corporate value and to prevent possible credit deterioration resulting from decreased BIS Tier I ratio.

3. Schedule

•	Woori will participate in the capital increase in accordance with the relevant resolution from the boards of directors of Kwangju Bank and Kyongnam Bank.

4. Resolution Date: March 19, 2008

•	Number of non-standing directors attended: 6

•	Number of non-standing directors not attended: 0

•	Auditor attended: Attended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 19, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director